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Exhibit 99.1

Thomson Reuters
Report of Voting Results for Shareholder Meetings

NEW YORK, NY — May 9, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced results for the annual meeting of shareholders of Thomson Reuters Corporation and the parallel general meeting of shareholders of Thomson Reuters PLC held on May 7, 2008 in Toronto. Shareholders voted overwhelmingly in favor of the election/ratification of directors and the reappointment of auditors.

Voting results below reflect totals for Thomson Reuters Corporation and Thomson Reuters PLC as shareholders of the two companies voted together as a single decision-making body under Thomson Reuters dual listed company (DLC) structure. The votes were conducted by ballot. The matters set out below are described in greater detail in the management information circulars mailed to shareholders prior to the meetings.

1.     Election/Ratification of Directors

All of the 15 nominees were elected as directors of Thomson Reuters Corporation and ratified as directors of Thomson Reuters PLC to hold office until the next annual meetings of shareholders or until their successors are duly elected or appointed.

Nominee	Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
David Thomson	640,794,790	99.76%	1,542,267	0.24%	642,337,057
W. Geoffrey Beattie	633,353,871	98.60%	8,982,676	1.40%	642,336,547
Niall FitzGerald, KBE	641,827,262	99.92%	509,301	0.08%	642,336,563
Tom Glocer	641,426,905	99.86%	909,657	0.14%	642,336,562
Mary Cirillo	639,625,574	99.58%	2,711,790	0.42%	642,337,364
Steven A. Denning	633,629,602	98.64%	8,706,862	1.36%	642,336,464
Lawton Fitt	641,830,570	99.92%	505,993	0.08%	642,336,563
Roger L. Martin	641,702,878	99.90%	633,986	0.10%	642,336,864
Sir Deryck Maughan	639,573,845	99.57%	2,762,718	0.43%	642,336,563
Ken Olisa	641,529,325	99.87%	807,238	0.13%	642,336,563
Richard L. Olver	641,578,085	99.88%	758,478	0.12%	642,336,563
Vance K. Opperman	641,585,957	99.88%	750,587	0.12%	642,336,544
John M. Thompson	641,843,334	99.92%	493,720	0.08%	642,337,054
Peter J. Thomson	639,743,900	99.60%	2,593,557	0.40%	642,337,457
John A. Tory	633,388,890	98.61%	8,947,657	1.39%	642,336,547

2.     Appointment of Auditors

The Canadian firm of PricewaterhouseCoopers LLP was reappointed as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP was reappointed as auditors of Thomson Reuters PLC and, in each case, the directors were authorized to fix the auditors' remuneration.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
640,562,856	99.74%	1,684,451	0.26%	642,247,307

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  Exhibit 99.1